[Letterhead of K-Sea Transportation Partners L.P.]

December 19, 2005

Ms. Linda Cvrkel

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F. Street NE

Washington DC  20549

Re:          K-Sea Transportation Partners, L.P.

Form 10-K for the year ended June 30, 2005

Form 10-Q for the quarter ended September 30, 2005

Commission file #: 001-31920

Dear Ms. Cvrkel:

This letter responds to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2005 regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (“Form 10-Q”) of K-Sea Transportation Partners L.P., a Delaware limited partnership.  For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text.  We respectfully request that the Staff review our responses at its earliest convenience.

Management’s Discussion and Analysis

1.                                      We note from your response to comment 1 that you are requesting that we allow you to maintain your current presentation format of net voyage revenue in your MD&A section.  Although we may not have objected to your presentation of this non-GAAP measure in the past, the Staff has become more stringent on the guidelines that registrants must follow in presenting a non-GAAP measure such as net voyage revenue.  We will not object to a discussion of net voyage revenue in your MD&A section to the extent management uses it as a business or performance measure, however we continue to object to tabular disclosure of a non-GAAP measure, such as the presentation in the “Results of Operations” table on page 30 of your Form 10-K.  In future filings, please revise your MD&A section to remove net voyage revenue from your “Results of Operations” table and revise your discussion to present the changes in net voyage revenue as an ancillary or secondary discussion of the reasons for the changes in the gross revenue or operating income amounts.

Response:  In response to the Staff’s comment and consistent with our telephone conversation with Ms. Claire Erlanger of the Staff, in future filings we will eliminate the tabular reconciliation of “Net Voyage Revenue,” which currently appears as the first three lines in the table on page 30 of our Form 10-K and as four lines in the middle of page 16 in our Form 10-Q.  We will replace the tabular reconciliation with a narrative reconciliation in the “Net voyage revenue” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.  We understand that the Staff will not object to the tabular disclosure of net voyage revenue by trade or to a narrative discussion of changes in net voyage revenue.  As previously discussed with the Staff, we believe net voyage revenue is the most useful way for readers to evaluate our business.

2.                                      We note your response to comment 7 that you utilize the distributable cash flow measure as a performance measure to assess the level of your “cash earnings and your continuing ability to earn the amounts you distribute”.  However, because the measure calculates the amount of cash you are required to distribute to the partners and it excludes amounts such as estimated cash capital expenditures, we continue to believe that the measure is more appropriately considered a liquidity measure.  Please revise future earnings release announcements to reconcile this non-GAAP measure to the most comparable GAAP measure, which appears to be cash flow from operations.

Response:  Distributable cash flow, or DCF, is used primarily to track our performance in generating sufficient “cash earnings” (i.e., net income adjusted for non-cash charges) during a particular quarter to pay distributions in respect of that quarter.  It does not represent the amount of cash required to be distributed under our partnership agreement, which is generally (a) all cash on hand at the end of the quarter, less (b) reserves that are necessary or advisable to provide funds for the proper conduct of our business, to comply with law or to provide funds for future distributions, plus (c) cash from working capital borrowings made after the end of the quarter.  It excludes typical liquidity items such as “changes in operating working capital”.

Our current reconciliation of DCF to net income (shown below) enables our unitholders to see our approximate “cash earnings”, less the estimated future capital expenditures needed to maintain the operating capacity of our fleet over the long term.  Our partnership agreement requires that we subtract estimated capital expenditures, as opposed to actual capital expenditures which can fluctuate based on drydocking schedules, vessel retirements and retrofittings.

Three Months Ended September 30, 2005
Net Income	$4,248
Depreciation and amortization	5,487
Deferred income tax expense	112
Non-cash compensation cost under long-term incentive plan	97
Estimated maintenance capital expenditures	(3,300)
Distributable cash flow	$6,644

In response to the Staff’s comment, we propose to expand our reconciliation of DCF as set forth below.  The revised presentation (1) maintains the current reconciliation of DCF to net income, which is generally more recognizable and better understood by our unitholders and analysts, and (2) adds a further reconciliation of DCF to cash flow from operations, as requested by the Staff.

Three Months Ended September 30, 2005
Net Income	$4,248
Depreciation and amortization	5,487
Deferred income tax expense	112
Non-cash compensation cost under long-term incentive plan	97
Estimated maintenance capital expenditures(1)	(3,300)
Distributable cash flow	6,644
Changes in operating working capital	(2,811)
Estimated maintenance capital expenditures	3,300
Payment of drydocking expenditures	(2,594)
Provision for doubtful accounts	277
Interest paid from Title XI reserve funds	894
Other	127
Net cash provided by operating activities	$5,837

Distributable cash flow	$6,644
Cash distribution in respect of the period	$5,799
Distribution coverage ratio	1.15

(1)                                  Maintenance capital expenditures, which include drydocking and other capital expenditures, represent the expenditures necessary to maintain the operating capacity of our capital assets over the long term.  This amount includes an allowance to replace the operating capacity of vessels which are scheduled to phase out of service by January 15, 2015 under OPA 90.  To eliminate the effect of fluctuations in the timing of payment of maintenance capital expenditures, our partnership agreement requires that we deduct estimated average maintenance capital expenditures in determining the amount we can distribute.

*          *          *

Thank you for your consideration.  We would like to discuss our responses to your letter at your earliest convenience.

Sincerely yours,

/s/ John J. Nicola
John J. Nicola
Chief Financial Officer

cc:	Claire Erlanger, Securities and Exchange Commission
Sean T. Wheeler, Baker Botts LLP
Kenneth Evans, PricewaterhouseCoopers LLP